Exhibit 99.27

CONSENT OF R. TURENNE

The undersigned hereby consents to the use of information derived from sections 18.8 and 27 of "Technical Report on the Cote Gold Project, Ontario, Canada, Report for NI 43-101" with an effective date of June 30, 2022, as well as the reference to my name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2023, (ii) the Registration Statement on Form F-10 (File No. 333-267237) and (iii) the Registration Statement on Form S-8 (File No. 333-142127), in each case, of IAMGOLD Corporation.

/s/ "Raymond Turenne"

_________________________
By: Raymond J. Turenne, P.Eng.

Wood Canada Limited

Dated: March 14, 2024